UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BANCO SANTANDER MÉXICO, S.A.,
INSTITUCIÓN DE BANCA MÚLTIPLE,
GRUPO FINANCIERO SANTANDER MÉXICO

(Name of Subject Company (Issuer))

BANCO SANTANDER, S.A.

(Name of Filing Person (Offeror))

Series B Shares, par value Ps.3.780782962

American Depositary Shares (each of which represents five Series B Shares)

(Title of Class of Securities)

MX41BS060005 (Series B Shares)

(ISIN of Class of Securities)

05969B103 (American Depositary Shares Representing Series B Shares)

(CUSIP Number of Class of Securities)

Banco Santander, S.A.
New York Branch
45 E. 53rd Street

New York, New York 10022

Attn: Mercedes Pacheco, Managing Director and Senior Legal Counsel
Telephone: (212) 350-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:
Nicholas A. Kronfeld
Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue

New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$1,891,839,221.00	US$229.291.00

(1)          Estimated for purposes of calculating the filing fee only. The transaction valuation has been calculated in accordance with Rule 0-11(a)(4) of the  Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the market value of Series B shares (“Santander Mexico shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and American Depositary Shares of Santander Mexico (each of which represents five Santander Mexico shares and which we refer to as “Santander Mexico ADSs”), to be received by Banco Santander, S.A. (“Santander Spain”) in exchange for the maximum number of ordinary shares of Santander Spain (“Santander Spain ordinary shares”) to be offered and sold pursuant to the U.S. exchange offer, and a portion of the Santander Spain ordinary shares that are to be offered and sold to holders of Santander Mexico shares that are not located in the United States or are not U.S. persons pursuant to the exemption provided by Regulation S under the Securities Act of 1933 that may be resold from time to time in the United States or to U.S. persons, based on the market value of Santander Mexico shares, calculated by taking the average of the high and low prices of the Santander Mexico shares as reported on the Mexican Stock Exchange on July 25, 2019, converted into U.S. dollars based on an exchange rate of Mexican Ps.19.1315 per U.S.$1.00, the selling exchange rate reported by the Mexican Central Bank on July 25, 2019, and the average of the high and low prices of the Santander Mexico ADSs as reported on the New York Stock Exchange on July 25, 2019.

(2)          The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, by multiplying the transaction valuation by .0001212.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$229,291	Filing Party:	Banco Santander, S.A.
Form of Registration No.	333-231581	Date Filed:	May 17, 2019

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐             issuer tender offer subject to Rule 13e-4.

☐             going-private transaction subject to Rule  13e-3.

☐             amendment to Schedule 13D under Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐             Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐             Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on August 8, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Banco Santander, S.A., a company organized under the laws of the Kingdom of Spain (“Santander Spain”). This Schedule TO relates to the offer by Santander Spain to acquire all of the issued and outstanding (x) Series B shares (which we refer to as “Santander Mexico shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (which we refer to as “Santander Mexico”) and (y) American Depositary Shares (each of which represents five Santander Mexico shares and which we refer to as “Santander Mexico ADSs”) ((x) and (y) together, “Santander Mexico Securities”), in each case other than any Santander Mexico Securities owned directly or indirectly by Santander Spain, in exchange for 0.337 of a Santander Spain ordinary share for each Santander Mexico share and 1.685 Santander Spain American Depositary Shares (each of which represents one Santander Spain ordinary share and which we refer to as a “Santander Spain ADS”) for each Santander Mexico ADS, on the terms and subject to the conditions set forth in the offer to exchange/prospectus dated August 8, 2019 (the “Offer to Exchange/Prospectus”) and the related letter of transmittal or form of acceptance, as applicable. After Santander Spain accepts for exchange the Santander Mexico Securities validly tendered into, and not withdrawn from, the exchange offer, at the settlement of the exchange offer holders of Santander Mexico shares and Santander Mexico ADSs acquired in the exchange offer will receive 0.337 of a Santander Spain ordinary share for each Santander Mexico share and 1.685 Santander Spain ADSs, which will be in book-entry form or will be evidenced by American Depositary Receipts (which we refer to as “Santander Spain ADRs”), for each Santander Mexico ADS. The Offer to Exchange/Prospectus forms a part of Santander Spain’s Registration Statement on Form F-4 (Reg. No. 333-231581) filed with the Securities and Exchange Commission on May 17, 2019, as amended on June 28, 2019, July 31, 2019 and August 6, 2019 (the “Registration Statement”). The Registration Statement became effective on August 7, 2019. The exchange offer commenced on August 8, 2019.

The information set forth in the Offer to Exchange/Prospectus, the related letter of transmittal or form of acceptance, as applicable, and the exhibits identified in Item 12 and attached hereto or incorporated by reference herein are hereby expressly incorporated herein by reference in response to all items required in this Schedule TO. This Schedule TO is being filed on behalf of Santander Spain in satisfaction of the reporting requirements of Rule 14d-1 promulgated under the Exchange Act.

Items 1 to 11

Items 1 to 11 of the Schedule TO are hereby amended and supplemented as follows:

At 1:00 p.m. Eastern time (12:00 p.m. Mexico City time) on September 6, 2019, the offering period for the exchange offers expired as scheduled.  As of the expiration of the offering period, a total of 95,010,157.707 Santander Mexico ADSs and 657,117,286 Santander Mexico shares, representing in the aggregate approximately 17% of Santander Mexico’s share capital, were validly tendered in the  exchange offers.  All conditions to the exchange offers having been satisfied, Santander Spain accepted for payment, and expects to pay for, all Santander Mexico Securities properly tendered and not validly withdrawn pursuant to the exchange offers.  As a result, Santander Spain’s shareholding in Santander Mexico will increase to approximately 91.65% of its share capital.

Item 12.     Exhibits

Item 12 is hereby amended and supplemented to include the following:

(a)(5)(U)                         Press Release issued by Santander Spain on September 6, 2019, announcing the results of the exchange offers (incorporated by reference to Santander Spain’s filing on Form 6-K, filed with the SEC on September 6, 2019)

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

	By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Group Executive Vice President

Date: September 6, 2019

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